

June 27, 2013

Via E-Mail

Mark L. Mandel, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005

> **Re:** **Oromin Explorations Ltd.**
> **Schedule 14D-1F filed June 20, 2013 by Teranga Gold Corporation**
> **SEC File No. 005-50924**

Dear Mr. Mandel:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

I. Eligibility Requirements

1.   Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Oromin Explorations Ltd. See Instruction 3 to I.A. of Schedule 14D-1F.

III. Compliance with the Exchange Act

2.   Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Offer to Purchase

Notice to Oromin Shareholders in the United States, page iii

3. The legend appearing in the last paragraph of this page does not appear to comply with the instruction in Part I, Item 2 of Schedule 14D-1F given that this transaction is an exchange offer. Please revise and confirm that you will locate this notice in the appropriate place in future filings.

Conditions of the Offer, page 30

4. In the second to last paragraph in this section, the bidder explains that the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the bidder decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

5. The bidder explains the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time "both before and after the Expiry Time." This statement appears to be inconsistent with the statement in the opening paragraph in this section that indicates offer conditions will be satisfied or waived at or prior to offer expiration. We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

6. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Since the determination of whether or not several of the offer conditions have been triggered remains in the bidder's "sole discretion," or may result from "action or inaction" by the bidder, the assertion of offer conditions appears to be within the exclusive control of the bidder. For example, we refer you to conditions (b), (c), (f), (g), (h), (i), (j) and (m) on pages 30 to 34, respectively. As another example, we refer you to the first sentence of the second to last paragraph of this section. Because the bidder has reserved the right to assert the occurrence of an offer condition for any reason, the bidder has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions in the first example to include an objective standard, such as a standard of reasonableness, against which the bidder's discretion may be judged. Please revise the cited disclosure in the second example to remove the implication that the offer conditions are directly or indirectly within the

control of the bidder. See Section 14(e) of the Exchange Act and General Instruction III. A. of Schedule 14D-1F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidder is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions